Page 1 of 37 pages.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934

                                 ---------------

                                 MedImmune, Inc.
                                (Name of Issuer)

                                 ---------------

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                 ---------------

                                   584699-10-2
                      (Cusip Number of Class of Securities)

                                 ---------------

               Fredrik Nilert, Investor International (U.S.), Inc.
                       320 Park Avenue, New York, NY 10022
                                 (212) 508-0900
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 ---------------

                                    Copy to:

                             Robert P. Zinn, Esquire
                           Kirkpatrick & Lockhart LLP
                   1500 Oliver Building, Pittsburgh, PA 15222
                            Telephone: (412) 335-8687

                                 ---------------

                                January 21, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                             Page 2 of 37 pages.
================================================================================
CUSIP NO. 584699-10-2               SCHEDULE 13D
================================================================================
      1     NAME OF REPORTING PERSONS                                Investor AB

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

================================================================================
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  [X]
================================================================================
      3     SEC USE ONLY
================================================================================
      4     SOURCE OF FUNDS*                                                  NA
================================================================================
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
================================================================================
      6     CITIZENSHIP OR PLACE OR ORGANIZATION               Kingdom of Sweden
================================================================================
  NUMBER OF SHARES          7     SOLE VOTING POWER                          [0]
 BENEFICIALLY OWNED
  BY EACH REPORTING         8     SHARED VOTING POWER                [1,619,000]
     PERSON WITH
                            9     SOLE DISPOSITIVE POWER                     [0]

                           10     SHARED DISPOSITIVE POWER           [1,619,000]
================================================================================
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                         [1,619,000]
================================================================================
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
================================================================================
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            [6.2%]
================================================================================
      14    TYPE OF REPORTING PERSON*                                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================

                                                             Page 3 of 37 pages.
================================================================================
CUSIP NO. 584699-10-2               SCHEDULE 13D
================================================================================
      1     NAME OF REPORTING PERSONS        Investor International (U.S.), Inc.

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

================================================================================
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                       (b)   [X]
================================================================================
      3     SEC USE ONLY
================================================================================
      4     SOURCE OF FUNDS*                                                  NA
================================================================================
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
================================================================================
      6     CITIZENSHIP OR PLACE OR ORGANIZATION               State of Delaware
================================================================================
  NUMBER OF SHARES           7     SOLE VOTING POWER                         [0]
 BENEFICIALLY OWNED
  BY EACH REPORTING          8     SHARED VOTING POWER               [1,619,000]
     PERSON WITH
                             9     SOLE DISPOSITIVE POWER                    [0]

                             10    SHARED DISPOSITIVE POWER          [1,619,000]
================================================================================
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                         [1,619,000]
================================================================================
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
================================================================================
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            [6.2%]
================================================================================
      14    TYPE OF REPORTING PERSON*                                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================

                                                             Page 4 of 37 pages.
================================================================================
CUSIP NO. 584699-10-2               SCHEDULE 13D
================================================================================
      1     NAME OF REPORTING PERSONS                    Investor Investments AB

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

================================================================================
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  [X]
================================================================================
      3     SEC USE ONLY
================================================================================
      4     SOURCE OF FUNDS*                                                  OO
================================================================================
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
================================================================================
      6     CITIZENSHIP OR PLACE OR ORGANIZATION               Kingdom of Sweden
================================================================================
  NUMBER OF SHARES          7     SOLE VOTING POWER                          [0]
 BENEFICIALLY OWNED
  BY EACH REPORTING         8     SHARED VOTING POWER                [1,619,000]
     PERSON WITH
                            9     SOLE DISPOSITIVE POWER                     [0]
                            10    SHARED DISPOSITIVE POWER           [1,619,000]
================================================================================
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                         [1,619,000]
================================================================================
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
================================================================================
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            [6.2%]
================================================================================
      14    TYPE OF REPORTING PERSON*                                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================

                                                             Page 5 of 37 pages.
================================================================================
CUSIP NO. 584699-10-2               SCHEDULE 13D
================================================================================
      1     NAME OF REPORTING PERSONS                       Patricia Holdings AB

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

================================================================================
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  [X]
================================================================================
      3     SEC USE ONLY
================================================================================
      4     SOURCE OF FUNDS*                                                  NA
================================================================================
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
================================================================================
      6     CITIZENSHIP OR PLACE OR ORGANIZATION               Kingdom of Sweden
================================================================================
  NUMBER OF SHARES         7     SOLE VOTING POWER                           [0]
 BENEFICIALLY OWNED
  BY EACH REPORTING        8     SHARED VOTING POWER                 [1,619,000]
     PERSON WITH
                           9     SOLE DISPOSITIVE POWER                      [0]

                           10    SHARED DISPOSITIVE POWER            [1,619,000]
================================================================================
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                         [1,619,000]
================================================================================
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
================================================================================
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            [6.2%]
================================================================================
      14    TYPE OF REPORTING PERSON*                                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================

                                                             Page 6 of 37 pages.
================================================================================
CUSIP NO. 584699-10-2               SCHEDULE 13D
================================================================================
      1     NAME OF REPORTING PERSONS                           Extoria Trade AB

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

================================================================================
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                        (b)  [X]
================================================================================
      3     SEC USE ONLY
================================================================================
      4     SOURCE OF FUNDS*                                                  NA
================================================================================
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
================================================================================
      6     CITIZENSHIP OR PLACE OR ORGANIZATION               Kingdom of Sweden
================================================================================
  NUMBER OF SHARES          7     SOLE VOTING POWER                          [0]
 BENEFICIALLY OWNED
  BY EACH REPORTING         8     SHARED VOTING POWER                [1,619,000]
     PERSON WITH
                            9     SOLE DISPOSITIVE POWER                     [0]

                            10    SHARED DISPOSITIVE POWER           [1,619,000]
================================================================================
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                         [1,619,000]
================================================================================
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
================================================================================
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            [6.2%]
================================================================================
      14    TYPE OF REPORTING PERSON*                                         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
================================================================================

                                                             Page 7 of 37 pages.

CUSIP No.: 584699-10-2
                                  SCHEDULE 13D

Item 1.     Security and Issuer.

            This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of MedImmune, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 35 West Watkins Mill Road, Gaithersburg, Maryland 20878.

Item 2.     Identity and Background.

            The names, addresses and principal businesses of the persons filing this Schedule 13D are as follows:

            Investor International (U.S.), Inc. ("IIUS"), a Delaware corporation, whose address is 320 Park Avenue, New York, NY, 10022, and which is engaged in the business of investing in publicly and non-publicly traded equity and debt instruments;

            Extoria Trade AB ("ETAB"), a Swedish corporation, whose address is S-103 32, Stockholm, Sweden, and which is engaged in the business of investing in publicly and non-publicly traded equity and debt instruments;

            Investor Investments AB ("IIAB") a Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of long-term holding of equity securities;

            Patricia Holdings AB ("Patricia"), a Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of long-term holding of equity securities; and

            Investor AB ("Investor AB"), a publicly-held Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of the long-term holding of equity securities.

            All of the issued and outstanding common stock of IIUS is owned by ETAB. All of the issued and outstanding common stock of ETAB is owned by IIAB. All of the issued and outstanding common stock of IIAB is owned by Patricia. All of the issued and outstanding common stock of Patricia is owned by Investor AB. For purposes of this statement, IIUS, ETAB, IIAB, Patricia and Investor AB shall be referred to collectively as the "Filing Persons."

                                                             Page 8 of 37 pages.


CUSIP No.: 584699-10-2

            Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of the Filing Persons: (a) name; (b) residence or business address; and
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Except as otherwise set forth in Annex I, all of the directors and executive officers of the Filing Persons identified in Annex I are citizens of Sweden.

            None of the Filing Persons or, to their knowledge, any persons listed on Annex I hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The shares of Common Stock reported in Item 5(a) (the "Shares") were
acquired  with  internally  generated  funds,  which  aggregated   approximately
$37,491,006 (exclusive of any expenses or commissions).

Item 4.     Purpose of the Transaction.

            The Filing Persons purchased the Shares from the Company for investment purposes. Pursuant to the Subscription Agreement described in Item 6, the Shares have been registered for resale under the Securities Act of 1933, as amended. Although their intention could change in the future, the Filing Persons have no current intention to dispose of the Shares. In addition, depending upon their evaluation of the Company's business, operations and prospects, the market price of the Common Stock, and other future developments, the Filing Persons could acquire additional shares of Common Stock in the future.

            Except as set forth in this  response to Item 4, at the date of this
Schedule 13D none of the Filing Persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

                                                             Page 9 of 37 pages.

CUSIP No.: 584699-10-2

Item 5.     Interest in Securities of the Issuer.

            (a) As of the close of business on January 21, 1998, IIAB owned of record and beneficially an aggregate of 1,619,000 shares of Common Stock of the Company, representing approximately 6.2% of the outstanding Common Stock of the Company.

            Under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, as a result of the stock ownership relationships described in Item 2 of this Schedule 13D, Investor AB, Patricia, ETAB and IIUS may be deemed to beneficially own the 1,619,000 shares of Common Stock of the Company owned by IIAB over which they share, or may be deemed to share, the power to dispose of and vote such shares. However, the filing of this Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) of the Exchange Act, or otherwise, the Filing Persons are a "person" as defined by Section 13(d)(3) of the Exchange Act.

            (b) IIAB, and by reason of the stock ownership relationships described in Item 2 of this Schedule 13D, Investor AB, Patricia, ETAB and IIUS may be deemed to have shared power to vote or to direct the vote, and to dispose or direct the disposition of, the Shares.

            (c) On January 21, 1998, IIAB purchased 500,000 shares of Common Stock from the Company in a private transaction for a purchase price of $39 per share, or an aggregate of $19,500,000. Except as otherwise disclosed in this
Item 5(c), none of the Filing Persons or, to their knowledge, any of the persons listed in Annex I, has effected any transaction in the Common Stock of the Company during the sixty days prior to the date of this Schedule 13D.

            (d) To the best of their knowledge, none of the Filing Persons or, to their knowledge, any of the persons listed in Annex I, knows of any other person that has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

            In connection with the transaction described in Item 5(c), IIAB and the Company entered into a Subscription Agreement dated January 12, 1998 (the "Subscription Agreement") providing for the purchase of 500,000 shares of Common Stock of the Company by IIAB.

                                                            Page 10 of 37 pages.

CUSIP No.: 584699-10-2

ITEM 7.     Material to be Filed as Exhibits.

             (a) Power of Attorney of  Investor AB.

             (b) Power of Attorney of IIAB.

             (c) Power of Attorney of Patricia Holdings AB.

             (d) Power of Attorney of Extoria Trade AB.

             (e) Subscription  Agreement  dated  January 12, 1998,  between  the
                 Company and IIAB.

                                                            Page 11 of 37 pages.

CUSIP No.: 584699-10-2

                                        SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Investor International (U.S.), Inc.

                                          By:
                                             --------------------------------

                                          Name:  Fredrik Nilert
                                          Title:  Vice President

                                                as to each

                                          Investor Investments AB

                                          Investor AB

                                          Patricia Holdings AB

                                          Extoria Trade AB


                                          By:
                                             --------------------------------
                                          Name:  Fredrik Nilert
                                          Title:  Attorney-in-Fact

                                                            Page 12 of 37 pages.



CUSIP No.: 584699-10-2

                                  EXHIBIT INDEX



                                                            PAGE IN
                                                            SEQUENTIAL
EXHIBIT                                                     NUMBERING
  NO.                                                       SYSTEM
--------                                                    -----------


 (a) Exhibit 1: Power of Attorney of Investor AB.

 (b) Exhibit 2: Power of Attorney of Investor
     Investments AB.

 (c) Exhibit 3: Power of Attorney of Patricia
     Holdings AB.

 (d) Exhibit 4: Power of Attorney of Extoria
     Trade AB.

 (e) Exhibit 5:  Subscription  Agreement,  dated
     January 12, 1998,  between the   Company and IIAB.

                                                            Page 13 of 37 pages.

CUSIP No.: 584699-10-2

                                     ANNEX I

     The following is a list of the executive officers and directors of Investor AB:

Name and Position:                        Present Principal Occupation
                                          and Business Address:

Percy Nils Barnevik                       Chairman of Investor AB
(Chairman)                                S-103 32 Stockholm
                                          Sweden

Erik Jean Christian Belfrage              Investor AB
(Director)                                S-103 32 Stockholm
                                          Sweden

Bo Erik Gunnar Berggren                   Vice Chairman of Investor AB
(Director)                                Box 16100, S-103 32 Stockholm
                                          Sweden

Claes Ake Gustaf Dahlback                 President of Investor AB
(President and Managing Director)         S-103 32 Stockholm
                                          Sweden

Hakan Lars Mogren                         President and CEO of Investor AB
(President and Director)                  S-103 32 Stockholm
                                          Sweden

Mauritz Sahlin                            Chairman of Novare Kapital
(Director)                                S-103 32 Stockholm
                                          Sweden

Johan Anders Fredrik Scharp               Vice Chairman of Investor AB
(Director)                                S-103 32 Stockholm
                                          Sweden

Peter D. Sutherland                       Chairman of Goldman
(Director)                                Sachs International
                                          Donnybrook, 4 Dublin Eire
                                          Ireland

Nils Michael Aage Treschow                President and CEO of Electrolux AB
(Director)                                S-105 45 Stockholm
                                          Sweden

                                                            Page 14 of 37 pages.


CUSIP No.: 584699-10-2


Marcus Wallenberg                         Executive Vice President of
(Director)                                Investor AB
                                          S-103 32 Stockholm
                                          Sweden

(All of the above-named individuals are citizens of Sweden.)



      The following is a list of the executive officers and directors of IIAB:

Name and Position:                        Present Principal Occupation
                                          and Business Address:

Claes Ake Gustaf Dahlback                 President of Investor AB
(Director)                                S-103 32 Stockholm
                                          Sweden

Lars-Goran Vilhelm Gutberg                Investor AB
(Director)                                S-103 32 Stockholm
                                          Sweden

Guje Margareta Holmberg                   Investor AB
(Director)                                S-103 32 Stockholm
                                          Sweden

Marcus Wallenberg                         Executive Vice President of
(Managing Director)                       Investor AB
                                          S-103 32 Stockholm
                                          Sweden

(All of the above-named individuals are citizens of Sweden.)


      The following is a list of the executive officers and directors of ETAB:

Name and Position:                       Present Principal Occupation
                                         and Business Address:

Claes Ake Gustaf Dahlback                President of Investor AB
(Director)                               S-103 32 Stockholm
                                         Sweden

Marcus Wallenberg                        Executive Vice President of Investor AB
(Director)                               S-103 32 Stockholm
                                         Sweden

                                                            Page 15 of 37 pages.


CUSIP No.: 584699-10-2




Sven Olov Nyman                         Senior Vice President of Investor AB
(Managing Director)                     S-103 32 Stockholm
                                        Sweden

(All of the above-named individuals are citizens of Sweden.)



      The following is a list of the executive officers and directors of IIUS:

Name and Position:                      Present Principal Occupation
                                        and Business Address:


Sten Karlsson                           President of IIUS
(President)                             320 Park Avenue
                                        New York, NY 10022

Borje Ekholm                            Senior Vice President of Investor AB
(Director)                              10 Hill Street
                                        London W1X 7FU

Sven Olov Nyman                         Senior Vice President of Investor AB
(Director)                              S-103 32 Stockholm
                                        Sweden

Fredrik Nilert                          Vice President, Treasurer and Secretary
(Director)                              of IIUS, 320 Park Avenue
                                        New York, NY 10022

(All of the above-named individuals are citizens of Sweden. Frederik Nilert is a citizen of the United States.)



     The following is a list of the executive officers and directors of Patricia Holdings AB:

Name and Position:                     Present Principal Occupation
                                       and Business Address:


Claes Ake Gustaf Dahlback              President of Investor AB
(Director)                             S-103 32 Stockholm
                                       Sweden

                                                            Page 16 of 37 pages.


CUSIP No.: 584699-10-2


Lars-Goran Vilhelm Gutberg             Investor AB
(Director)                             S-103 32 Stockholm
                                       Sweden

Guje Margareta Holmberg                Investor AB
(Director)                             S-103 32 Stockholm
                                       Sweden

Marcus Wallenberg                      Executive Vice President of Investor AB
(Managing Director)                    S-103 32 Stockholm
                                       Sweden

(All of the above-named individuals are citizens of Sweden.)

                                                            Page 17 of 37 pages.




                                    EXHIBIT 1


                                POWER OF ATTORNEY





                              KNOW ALL MEN BY THESE  PRESENTS,  that INVESTOR AB
            constitutes  and  appoints  FREDRIK  NILERT,  its  true  and  lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                          INVESTOR AB



Dated:  January 29, 1998                        By:
                                                   -----------------------------


Dated:  January 29, 1998                        By:
                                                   -----------------------------

                                                            Page 18 of 37 pages.



                                    EXHIBIT 2



                                POWER OF ATTORNEY





                              KNOW  ALL MEN BY  THESE  PRESENTS,  that  INVESTOR
            NVESTMENTS AB constitutes and appoints FREDRIK NILERT, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                          INVESTOR INVESTMENTS AB



Dated:  January 29, 1998                  By:
                                             -----------------------------



Dated:  January 29, 1998                  By:
                                             -----------------------------

                                                            Page 19 of 37 pages.








                                    EXHIBIT 3



                                POWER OF ATTORNEY





                              KNOW  ALL MEN BY  THESE  PRESENTS,  that  PATRICIA
            HOLDINGS AB constitutes and appoints FREDRIK NILERT, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                          PATRICIA HOLDINGS AB



Dated:  January 29, 1998                  By:
                                             -----------------------------



Dated:  January 29, 1998                  By:
                                             -----------------------------

                                                            Page 20 of 37 pages.





                                    EXHIBIT 4



                                POWER OF ATTORNEY





                              KNOW ALL MEN BY THESE PRESENTS, that EXTORIA TRADE
            AB constitutes and appoints FREDRIK NILERT, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                          EXTORIA TRADE AB



Dated:  January 29, 1998                  By:
                                             -----------------------------



Dated:  January 29, 1998                  By:
                                             -----------------------------

                                                            Page 21 of 37 pages.





                                    EXHIBIT 5

                               SUBSCRIPTION AGREEMENT


           THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of the 12th day of January 1998, between MedImmune, Inc. (the "Company"), a Delaware corporation with its principal offices at 35 West Watkins Mill Road, Gaithersburg, MD 20878, and Investor Investments AB (the "Purchaser").

           IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

           SECTION 1. AUTHORIZATION OF SALE OF THE SHARES. Subject to the terms and conditions of this Agreement, the Company has authorized the sale of shares of the common stock, par value $.01 per share (the "Shares"), of the Company.

           SECTION 2. AGREEMENT TO SELL AND PURCHASE THE SHARES. At the Closing (as defined in Section 3), the Company will sell to the Purchaser, and the Purchaser will buy from the Company, upon the terms and conditions hereinafter set forth, the number of Shares shown below at the purchase price indicated:

            NUMBER OF SHARES
                 TO BE
               PURCHASED      PRICE PER SHARE   AGGREGATE PRICE
               ---------      ---------------   ---------------
                500,000           $39.00          $19,500,000

           The Company proposes to enter into subscription agreements in substantially the same form as this Agreement with certain other investors (the "Other Purchasers") and expects to complete sales of the Shares to them. The Purchaser and the Other Purchasers are hereinafter sometimes collectively referred to as the "Purchasers," and this Agreement and the subscription agreements executed by the Other Purchasers are hereinafter sometimes collectively referred to as the "Agreements."

           SECTION 3. DELIVERY OF THE SHARES AT THE CLOSING. The completion of the purchase and sale of the Shares (the "Closing") shall occur as soon as practicable following the effectiveness of the registration statement to be filed by the Company pursuant to Section 7.1 hereof (the "Registration Statement") at a place and time (the "Closing Date") to be determined by the Company and of which the Purchasers will be notified by facsimile transmission or otherwise. At the Closing, the Purchaser shall pay to the Company the purchase Price for the Shares being purchased hereunder by wire transfer in immediately available funds and the Company shall deliver to the Purchaser one or more stock certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser, representing the number of Shares set forth in Section 2 above. The name(s) in which the stock certificates are to

                                                            Page 22 of 37 pages.


be registered are set forth in the Stock Certificate Questionnaire attached hereto as part of Appendix I. The Company's obligation to complete the purchase and sale of the Shares an deliver such stock certificate(s) to the Purchaser at the Closing shall be subject to the following conditions, which may be waived by the Company: (a) receipt by the Company by wire transfer of immediately available funds of the purchase price for the Shares being purchased hereunder; and (b) the accuracy of the representations and warranties made by the Purchaser and the fulfillment of those undertakings of the Purchaser required to be fulfilled prior to the Closing. The Purchaser's obligation to accept delivery of such stock certificate(s) and to pay for the Shares evidenced thereby shall be subject to the following conditions: (a) the Registration Statement is effective and was first declared effective, and the Purchaser received written notice of such effectiveness, on or prior to March 30, 1998; (b) the shares to be purchased by the Purchaser under this Agreement shall have been approved for quotation by the Nasdaq Stock Market ("NMS") on or before March 30, 1998; and
(c) the accuracy in all material respects of the representations and warranties made by the Company herein and the fulfillment in all material respects of those undertakings of the Company required to be fulfilled prior to Closing.

           SECTION 4. REPRESENTATIONS, WARRANTIES AND COVENANTS. The Company hereby represents and warrants to, and covenants with, the Purchaser as follows:

           4.1. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as currently conducted. The Company is duly qualified and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties or the nature of its business makes such qualification necessary, except for such jurisdictions where the failure to so qualify would not have a material adverse effect on the business, financial condition or results of operations of the Company.

           4.2. AUTHORIZED CAPITAL STOCK. As of the date hereof, the authorized capital stock of the Company consists of (a) 60,000,000 shares of common stock, $.01 par value per share, of which on January 9, 1998 24,461,415 shares were validly issued and outstanding, fully paid and non-assessable, and (b) 5,524,525 shares of undesignated preferred stock, $.01 par value per share, none of which are issued and outstanding.

           4.3. DUE EXECUTION, DELIVERY AND PERFORMANCE OF THE AGREEMENTS. The Company's execution, delivery and performance of this Agreement (a) have been duly authorized under Delaware law by all requisite corporate action by the Company and (b) will not violate any law or the Certificate of Incorporation or By-laws of the Company or any provision of any material indenture, mortgage, agreement or other material instrument to which the Company is a party or by which the Company or its properties or assets is bound as of the date hereof, or result in a breach of our constitute (upon notice or lapse of time or both) a default under any such indenture, mortgage, agreement or other material instrument or result in the creation or imposition of any lien, security interest, pledge or other encumbrance upon any properties or assets of the Company. The Company has no subsidiaries. Upon the execution and delivery of this Agreement by the Company and assuming the valid execution and delivery hereof by the Purchaser, this Agreement will constitute the valid and binding obligation of the Company,

                                                            Page 23 of 37 pages.


enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Company i Section 7.3 hereof may be legally unenforceable.

           4.4. LISTING OF SHARES ON NMS. The Company shall use its best efforts to maintain the listing of the Shares on the NMS.

           4.5. ISSUANCE, SALE AND DELIVERY OF THE SHARES. When issued and paid for, the Shares to be sold hereunder by the Company will be validly issued and outstanding, fully paid and non-assessable. In connection with the offering of Shares, the Company has entered into subscription agreements with the Purchasers to sell 1,700,000 Shares (including the Shares to be sold to the Purchaser) at a price of $39.00 per Share.

           4.6. SEC REPORTS AND FINANCIAL STATEMENTS. The Company has furnished to the Purchaser copies of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, Quarterly Reports on Form 10-Q for the quarter ended September 30, 1997 and its proxy statement and certain other reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the "SEC Reports"), each as filed with the Securities and Exchange Commission (the "Commission"), and the Company's 1996 Annual Report to Stockholders (the "1996 Annual Report"), which reports and proxy statement are included as exhibits to the Private Placement Memorandum (the "Private Placement Memorandum"), dated January 9, 1998. Each SEC Report was in substantial compliance with the requirements of its respective report form on the date of filing, and the SEC reports, the 1996 Annual Report and the Private Placement Memorandum did not, on the date of filing or the date as of which information is set forth therein, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements (including any related schedules and/or notes) included in the SEC Reports and the 1996 Annual Report have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) throughout the periods involved and fairly present the financial position, results of operations and cash flows as of the dates and for the periods indicated therein.

           4.7. INTELLECTUAL PROPERTY. Except as described in the Private Placement Memorandum or in the SEC Documents, the Company owns or possesses sufficient rights to use all material patents, patent rights, trademarks, copyrights, licenses, inventions, trade secrets and know-how described or referred to in the SEC Documents, as owned or used by it or that are necessary for the conduct of its business as now conducted or as described in the SEC Documents. Except as described in the SEC Documents, the Company has not entered into or become party to any material development, license or other agreement pursuant to which it has secured the right or obligation to use, or granted others the right or obligation to use, any trademarks, servicemarks, trade names, copyrights, patents or any other intellectual property right.

                                                            Page 24 of 37 pages.


           4.8. NO MATERIAL CHANGE. As of the date hereof, there has been no material adverse change in the financial condition or results of operations of the Company since September 30, 1997. From September 30, 1997 through the date hereof there has not occurred any material adverse change in the Company's business, financial condition or results of operations not disclosed in the Private Placement Memorandum or the exhibits thereto, of a nature that would be required in a registration statement filed under the Securities Act had such a registration statement been filed by the Company on the date hereof.

           4.9. LEGAL OPINION. Prior to closing, Dewey Ballantine LLP, counsel to the Company, will deliver to the Purchasers a legal opinion substantially to the effect that:

                  (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as currently conducted;

                   (ii) As of the date of the opinion, the authorized capital stock of the Company consists of (a) 60,000,000 shares of common stock, $.01 par value per share, and (b) 5,524,525 shares of undesignated preferred stock, $.01 par value per share;

                   (iii) The Company's execution, delivery and performance of this Agreement (a) have been duly authorized under Delaware law by all requisite corporate action by the Company and (b) will not violate any applicable provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or By-laws of the Company or any provision of any agreement, contract or instrument included or incorporated by reference as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, or the Company's Form 10-Q's and Form 8-K's filed on or after January 1, 1997, or result in a breach of or constitute a default under any such agreement, contract or instrument.

      Upon the execution and delivery of this Agreement by the Company and assuming the valid execution and delivery hereof by the Purchaser, this Agreement will constitute the valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except that the indemnification agreements of the Company in
      Section 7.3 hereof may be legally unenforceable;

                   (iv)  When  issued  and  paid  for,  the  Shares  to be  sold
      hereunder  by  the  Company  will  be  validly  issued,   fully  paid  and
      non-assessable;

                   (v)  Such  counsel  has  been  advised  by the  staff  of the
      Securities and Exchange Commission (the "Commission") that the Registration Statement has become effective under the Securities Act of 1933, as amended (the "Securities Act"), and, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration

                                                            Page 25 of 37 pages.


      Statement has been issued and no proceedings for that purpose are pending before or contemplated by the Commission;

                   (vi) The Registration Statement and the prospectus constituting a part thereof (the "Prospectus") and any supplements or amendments thereto (except for the financial statements and the notes thereto and the schedules and other financial and statistical data included or incorporated by reference therein, as to which such counsel need not express any opinion) comply as to form in all material respects with the requirements of the Securities Act; and

                  (vii) Assuming the accuracy of the Purchaser's representations and warranties under Section 5 hereof, the issuance and sale to the Purchaser of the Shares being purchased pursuant to this Agreement are exempt from the registration requirements of the Securities Act.

            In addition, such counsel shall state that such counsel has participated in conferences with officers and other representatives of the
Company at which conferences the contents of the Registration Statement and Prospectus and related matters were discussed and, although such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus (except as specified in the foregoing opinion), on the basis of the foregoing, no facts have come to the attention of such counsel which lead such counsel to believe that the Registration Statement at the time it became effective (except with respect to the financial statements and notes and schedules thereto and other financial data, as to which such counsel need express no belief) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus as amended or supplemented (except with respect to the financial statements and notes and schedules thereto and other financial data, as to which such counsel need make no statement) on the date thereof contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein in the light of the circumstances under which they were made, not misleading.

            SECTION 5. REPRESENTATION, WARRANTIES AND COVENANTS OF THE PURCHASER. (a) The Purchaser represents and warrants to, and covenants with, the Company that: (i) the Purchaser, taking into account the personnel and resources it can bring to bear on the purchase of the Shares contemplated hereby, is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by companies comparable to the Company, and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Shares; (ii) the Purchaser is acquiring the number of Shares set forth in Section 2 above in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares; (iii) the Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act and

                                                            Page 26 of 37 pages.

the rules and regulations promulgated thereunder; (iv) the Purchaser has completed or caused to be completed the Registration Statement Questionnaire and the Stock Certificate Questionnaire, both attached hereto as Appendix I, for use in preparation of the Registration Statement, and the answers thereto are true and correct as of the date hereof and will be true and correct as of the effective date of the Registration Statement; (v) the Purchaser has, in connection with its decision to purchase the number of Shares set forth in
Section 2 above, relied solely upon the Private Placement Memorandum and the exhibits thereto and the representations and warranties of the Company contained herein; and (vi) the Purchaser is a financial institution that qualifies as an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

            (b) The Purchaser hereby covenants with the Company not to make any sale of the Shares without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied, and the Purchaser acknowledges and agrees that such Shares are not transferable on the books of the Company unless the certificate submitted to the transfer agent evidencing the Shares is accompanied by a separate officer's certificate: (i) in the form of Appendix II hereto; (ii) executed by an officer of, or other authorized person designated by, the Purchaser; and (iii) to the effect that (A) the Shares have been sold in accordance with the Registration Statement and (B) the requirement of delivering a current prospectus has been satisfied. The Purchaser acknowledges that there may occasionally be times when the Company must suspend the use of the Prospectus until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the Commission, or until such time as the Company has filed an appropriate report with the Commission pursuant to the Exchange Act, which such report becomes incorporated by reference in the Registration Statement. The Purchaser hereby covenants that it will not sell any Shares pursuant to the Prospectus during the period commencing at the time at which the Company gives the Purchaser written notice of the suspension of the use of the Prospectus and ending at the time the Company gives the Purchaser notice that the Purchaser may thereafter effect sales pursuant to the Prospectus; provided, however, that the Company shall not be entitled to suspend sales of Shares under the Registration Statement for more than 60 days in any six-month period.

            (c) The Purchaser further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and (ii) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Purchaser in Section 7.3 hereof may be legally unenforceable.

            SECTION 6. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND Agreements. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Purchaser herein and in

                                                            Page 27 of 37 pages.


the certificates for the Shares delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Shares being purchased and the payment therefor.

            SECTION 7. REGISTRATION OF THE SHARES; COMPLIANCE WITH THE SECURITIES ACT.

            7.1.  REGISTRATION PROCEDURES AND EXPENSES.  The Company shall:

             (a) as soon as practicable after the date hereof,  prepare and file with the Commission the Registration Statement on a Form S-3 for the sale of the Shares by the Purchaser from time to time on the Nasdaq National Market or the facilities of any national securities exchange on which the Company's common stock is then traded or in privately-negotiated transactions; provided, however, that in the event that at any time the filing of such registration statement on Form S-3 for purposes of registering for resale the Shares, the Company shall cause a Registration Statement on Form S-1 to be filed as soon as practicable.

             (b) use  its  best   efforts,   subject  to  receipt  of  necessary
                 information from the Purchasers, to cause the Registration Statement to become effective as soon as practicable;

             (c) prepare  and  file  with the  Commission  such  amendments  and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective until all the Shares have been sold pursuant thereto or until, by reason of Rule 144(k) of the Commission under the Securities Act or any other rule of similar effect, the Shares held by non-affiliates of the Company are no longer required to be registered for the sale thereof by the Purchasers;

             (d) furnish to the Purchaser with respect to the shares  registered under the Registration Statement (and to each Underwriter, if any, of such Shares identified in writing as such by the Purchaser to the Company) such number of copies of prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act and such other documents as the Purchaser may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Shares by the Purchaser;

             (e) file  documents  required  of the  Company  for normal blue sky clearance in states specified in writing by the Purchaser; PROVIDED, HOWEVER, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

             (f) bear  all  expenses  in  connection   with  the  procedures  in
                 paragraphs (a) through (e) of this Section 7.1 and the registration of the Shares pursuant to

                                                            Page 28 of 37 pages.


                 the Registration Statement, other than fees and expenses, if any, of counsel or other advisors to the Purchaser or the Other Purchasers; and

             (g) if  requested  by the  Purchaser,  enter  into an  underwriting agreement contemplating the distribution of the Shares purchased by the Purchaser through an underwritten public offering in such form, scope and substance as is customary in underwritten offerings and cooperate with the Purchaser and the underwriters in effecting such offering.

            The Company understands that the Purchaser disclaims being an "underwriter" as defined in Section 2(11) of the Securities Act, but the fact that the Purchaser may be deemed an underwriter shall not relieve the Company or the Purchaser of any obligations it has hereunder. A questionnaire relating to the Registration Statement to be completed by the Purchaser is attached hereto as Appendix I.

            7.2. TRANSFER OF SHARES AFTER REGISTRATION. The Purchaser agrees that it will not effect any disposition of the Shares or its right to purchase the Shares that would constitute a sale within the meaning of the Securities Act except (a) pursuant to the Registration Statement referred to in Section 7.1 or
(b) pursuant to an exemption from the registration requirements of applicable securities laws, provided that in the case of a transaction pursuant to this clause (b) the Purchaser shall have first delivered to the Company the written opinion of counsel reasonably acceptable to the Company and its counsel that such transaction may be effected under applicable securities laws other than pursuant to the Registration Statement. Notwithstanding the foregoing, nothing in this Agreement shall prohibit the transfer and/or assignment of the Shares owned by the Purchaser to another registered investment company having the same investment advisor as the Purchaser. The Purchaser will promptly notify the Company of any changes in the information set forth in the Registration
Statement regarding the Purchaser or its resale plans described under the caption "Plan of Distribution."

            7.3.  INDEMNIFICATION.  For the purposes of this Section 7.3:

             (a) the term "Selling Shareholder" shall mean the Purchaser and any officer, director, employee, agent, affiliate or person deemed to be in control of such Purchaser within the meaning of
                 Section 15 of the Securities Act or Section 20 of the Exchange Act;

             (b) the term  "Registration  Statement" shall mean the Registration
                 Statement referred to in Section 3 hereof and any final prospectus, exhibit, supplement or amendment included in or relating to such Registration Statement; and

             (c) the term "untrue  statement" shall mean any untrue statement or alleged untrue statement of, or any omission or alleged omission to state, in the Registration Statement, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                                            Page 29 of 37 pages.


            The Company agrees to indemnify and hold harmless each Selling Shareholder from and against any losses, claims, damages or liabilities to which such Selling Shareholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any untrue statement, or arise out of any failure by the Company to fulfill any undertaking included in, the Registration Statement, the Private Placement Memorandum or this Agreement, or (ii) breach by the Company of any of its representations or warranties made or given in this Agreement, and the Company will reimburse such Selling shareholder as incurred for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Shareholder specifically for use in preparation of the Registration Statement, or the failure of such Selling Shareholder to comply with the covenants and agreements contained in Sections 5(b) or 7.2 hereof respecting sale of the Shares or any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

            The Purchaser agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or section 20 of the Exchange Act), each officer of the Company who signs the Registration Statement and each director of the Company from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure to comply with the covenants and agreements contained in
Section 5(b) or 7.2 hereof respecting sale of the Shares, or any untrue statement of a material fact contained in the Registration Statement if such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser specifically for use in preparation of the Registration Statement, and the Purchaser will reimburse the Company (or such officer, director or controlling person, as the case may be) for any legal or other expenses reasonably incurred in investigating, defending, or preparing to defend any such action, proceeding or claim; provided that the Purchaser's indemnification obligation is limited to the net proceeds received from its sale of the Shares.

            If the indemnification provided for in this Section 7.3 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the untrue statement(s) that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue statement(s) relates to information supplied

                                                            Page 30 of 37 pages.



by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such untrue statement(s).

            The obligations of the Company and the Purchaser under this Agreement shall survive the completion of any offering of Shares in a registration statement under this Agreement, and otherwise.

            Promptly after receipt by any indemnified person of a notice of a claim or the commencement of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, such indemnifying person shall be entitled to participate therein, and, to the extent it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; PROVIDED, HOWEVER, that if there exists a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any officer, director, employee, agent, affiliate or person deemed to be in control of such indemnifying person within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person. It is understood, however, that the Company shall, in connection with any one such action, ,suit or proceeding or separate but substantially similar or related actions, suits, or proceedings in the same jurisdiction arising out of the same general allegations or circumstances which have been joined, be liable for the reasonable fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for all parties entitled to indemnification under the Agreements not having actual or potential differing interests with the Company or among themselves.

            7.4. TERMINATION OF CONDITIONS AND OBLIGATIONS. The conditions precedent imposed by Section 5 or this Section 7 upon the transferability of the Shares shall cease and terminate as to any particular number of the Shares when such Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such Shares or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the Purchaser to the effect that such conditions are not necessary in order to comply with the Securities Act.

            7.5. INFORMATION AVAILABLE. So long as the Registration Statement is effective covering the resale of Shares owned by the Purchaser, the Company will furnish to the Purchaser all reports required by it to be filed under the Exchange Act and upon the reasonable request of the Purchaser, and an adequate number of copies of the prospectuses to supply to any other party requiring such prospectuses.

                                                            Page 31 of 37 pages.


            SECTION 8. NO BROKERS. Each of the parties hereto hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation from the Company or by the Purchaser in connection with the sale of the Shares to the Purchaser.

            SECTION 9. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage or freight prepaid, and shall be deemed given to the following addresses four business days after mailing if by registered or certified airmail or one business day after deposit with an overnight express courier:

             (a)  if to the Company, to:

                  MedImmune, Inc.
                  35 West Watkins Mill Road
                  Gaithersburg, MD  20878
                  Attention:  chief Executive Officer

                  with a copy so mailed to:

                  Dewey Ballantine LLP
                  1301 Avenue of the Americas
                  New York, New York 10019
                  Attention:  Frederick W. Kanner

                or to such  other  person at such other  place as the  Company shall designate to the Purchaser in writing; and

             (b) if to the Purchaser,  at its address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

            SECTION 10. CHANGES. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser.

            SECTION 11. HEADINGS. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

            SECTION 12. SEVERABILITY. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

            SECTION 13. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and the federal law of the United States of America.

                                                            Page 32 of 37 pages.


            SECTION 14. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto an delivered to the other parties.

            SECTION 15. EXPENSES. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement.

            SECTION 16. PUBLICITY. The Purchaser shall not issue any press releases or otherwise make any public statement with respect to the transactions contemplated by this Agreement without the prior written consent of the Company, except as may be required by applicable law or regulation.

            SECTION 17. CONFIDENTIALITY. The Purchaser acknowledges and agrees that any information or data it has acquired from the Company, not otherwise properly in the public domain, was received in confidence. The Purchaser agrees not to divulge, communicate or disclose, except as may be required by law or for the performance of this Agreement, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company.

                                                            Page 33 of 37 pages.


                                                                      Appendix I


                                 MEDIMMUNE, INC.

                         STOCK CERTIFICATE QUESTIONNAIRE
                         -------------------------------

            Pursuant to Section 3 of the Subscription Agreement, please provide us with the following information:

1.   The exact name that your Shares
     are to be  registered  in (this
     is the name that will appear on
     your stock certificate(s)). You
     may  use  a  nominee   name  if
     appropriate:
                                                  ------------------------------

2.   The  relationship  between  the
     Purchaser of the Shares and the
     Registered   Holder  listed  in
     response to item 1 above:
                                                  ------------------------------


3.   The  mailing   address  of  the
     Registered   Holder  listed  in
     response to item 1 above:
                                                  ------------------------------

                                                  ------------------------------

                                                  ------------------------------

                                                  ------------------------------

4.   Tax  Identification  Number  of
     the Registered Holder listed in
     response to item 1 above:
                                                  ------------------------------



     Print or Type:

       Name of Purchaser:
                                                  ------------------------------

       Name of individual representing
       Purchaser:
                                                  ------------------------------

       Title of individual representing a
       Purchaser:
                                                  ------------------------------

     Signature by:

        Individual representing Purchaser:
                                                  ------------------------------

                                                            Page 34 of 37 pages.
                                                                      Appendix I


                                 MEDIMMUNE, INC.

                        REGISTRATION STATEMENT QUESTIONNAIRE
                        ------------------------------------

            In connection with the preparation of the Registration Statement, please provide us with the following information:


1. Pursuant to the Selling Shareholder" section of the Registration Statement, please state your or your organization's name exactly as it should appear in the Registration Statement:

     ---------------------------------------------------------------------------


2. Please provide us with the following information as of January 12, 1998:


                                           Number of Shares, if any, which
   Number of Shares which are being         will be owned after completion
            included in the               of sale of Shares included in the
         Registration Statement                 Registration Statement


     ---------------------------------    --------------------------------------


3.   Have you or your  organization  had any position,  office or other material
     relationship   within  the  past  three  years  with  the  Company  or  its affiliates?

                         Yes                             No

                        -----                           -----

      If yes, please indicate the nature of any such relationships below:

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------


4. Are you or is your organization affiliated with any member of the National Association of Securities Dealers, Inc.?

                          Yes                                No

                         -----                              -----

      If yes, please indicate the nature of any such affiliation below:


      Print or Type:

        Name of Purchaser:
                                                  ------------------------------

        Name of individual representing
        Purchaser:
                                                  ------------------------------

        Title of individual representing a
        Purchaser:
                                                  ------------------------------

                                                            Page 35 of 37 pages.
                                                                      Appendix 1


     Signature by:

         Individual representing Purchaser:
                                                  ------------------------------

                                                            Page 36 of 37 pages.


                   PURCHASER'S CERTIFICATE OF SUBSEQUENT SALE
                   ------------------------------------------


      The  undersigned,  [an officer of, or other  person  duly  authorized  by]

_________________  ________________________________________  [fill  in  official name of institution]  hereby certifies that said institution is the Purchaser of the shares evidenced by the attached certificate,  and as such, sold such shares

on   __________________   in  accordance  with  registration   statement  number

________________ [fill in Registration Number] and the requirement of delivering a current prospectus has been complied with in connection with such sale.


      Print or Type:

        Name of Purchaser:
                                                  ------------------------------

        Name of individual representing
        Purchaser:
                                                  ------------------------------

        Title of individual representing a
        Purchaser:
                                                  ------------------------------

            Individual representing Purchaser:


        Signature by:

            Individual representing Purchaser:
                                                  ------------------------------

                                                            Page 37 of 37 pages.


                                                                      Appendix I


            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.



                                         MEDIMMUNE, INC.





                                         By:
                                            -------------------------------





                                         Name and address of Purchaser:


                                         ----------------------------------

                                         ----------------------------------

                                         ----------------------------------




                                         Signature of Authorized Representative:





                                         By:
                                             --------------------------------
                                             Name:

                                             Title: